

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Humphrey P. Polanen
Chief Executive Officer
Deep Medicine Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

> **Re: Deep Medicine Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed on November 17, 2023**
> **File No. 333-273548**

Dear Humphrey P. Polanen:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4

Questions and Answers
What Equity Stake Will Current Deep Medicine Stockholders and TruGolf Stockholders hold in New TruGolf..., page 31

1.   Please revise the table on page 31 to reflect the amendment to the Business Combination Marketing Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TruGolf
Comparisons of the Nine Months ended September 30, 2023 and 2022, page 210

2.   We note your disclosure that software subscriptions were lower in the nine months ended September 30, 2023 as compared to the prior year period "due to customers waiting to purchase the new Apex software." We further note your revised disclosure on page 131

that it appears that the expected beta phase launch of your planned E6 APEX product has been delayed to the first two quarters of calendar year 2024, as compared to the fourth quarter of the calendar year 2023. Please revise to identify any trend information that is reasonably likely to have a material effect on your results of operations or financial condition. If previously disclosed plans or expectation have changed, discuss the change and the reasons underlying it.

Please contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lijia Sanchez